Exhibit 31.3

Aston Bell Certified Public Accountant

Independent Accountant’s Report

545 8th Avenue, Suite 402 New York, NY 10018 Tel. (212) 957-7385	Lehman ABS Corporation, as Depositor 1271 Avenue of the Americas, 40th Floor New York, New York 10020

17 Academy Street, Suite 1008 Newark, NJ 07102 Tel (973) 824-5773	U.S. Bank Trust National Association, as Trustee Corporate Trust Department 100 Wall Street New York, NY 10005

Re: Corporate Backed Trust Certificates, AT&T Note-Backed Series 2003-18 Trust (the “Trust”)

Ladies and Gentlemen:

We have examined assertions of Lehman ABS Corporation (the “Depositor”) and U.S. Bank Trust National Association, (the “Trustee” and, together with the Depositor, the “Management”) that the Depositor and the Trustee have complied, in all material respects, with the provisions of the Standard Terms for Trust Agreements dated as of January 16, 2001, as supplemented by a series supplement dated as of November 19, 2003 (together, the “Trust Agreement”) in respect of the Corporate Backed Trust Certificates, AT&T Note-Backed Series 2003-18 Trust (the “Trust”), during the period covered by the annual report on Form 10-K filed by the Depositor on behalf of the Trust for the year ended December 31, 2011 (the “Annual Report”). Management is responsible for compliance with the Trust Agreement. Our responsibility is to express an opinion on Management’s assertions based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Depositor’s and the Trustee’s compliance with the Trust Agreement and performing such other procedures as considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

The Depositor is a wholly-owned indirect subsidiary of Lehman Brothers Holdings Inc., which filed a voluntary petition for relief under Chapter 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York on September 15, 2008. On December 6, 2011, the Bankruptcy Court entered an order confirming the Modified Third Amended Chapter 11 Plan of Lehman Brothers Holdings Inc. and its Affiliated Debtors (the “Plan”). Also, The Trust assets are held by the Trustee through an account at the Depository Trust Company. No liens, encumbrances, or adverse interests have been placed upon the assets of the Trust.

ASTON BELL, CPA

In our opinion, the Depositor and the Trustee have complied, in all material respects, with the Trust Agreement during the period covered by the Annual Report and Management’s assertions with respect to such compliance are fairly stated, in all material respects, for the year ended December 31, 2011.

On March 6, 2012, the Plan became effective and a notice of the Effective Date of the Plan was filed with the Bankruptcy Court.

New York, New York March 20, 2012

ASTON BELL, CPA

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